

June 10, 2014

Via E-mail
Matthew P. Forrester
President and Chief Executive Officer
River Valley Bancorp
430 Clifty Drive
P.O. Box 1590
Madison, IN 47250-0590

>   **Re: River Valley Bancorp**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed May 29, 2014**
>   **File No. 333-195361**

Dear Mr. Forrester:

We have reviewed your amended registration statement and the related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Directed Share Program, page 58

1.   We note your response to prior comment 9 in our letter dated May 13, 2014. As soon as practicable, please indicate in the registration statement the number of shares or percentage you are reserving for sale in the directed share program. In addition, please tell us:

  * whether you anticipate the aggregate dollar amount of such sales to exceed the lesser of $120,000 or one percent of the average of the Company's total assets at year end for the last two completed fiscal years for any person in one of the categories described in Item 404(a) of Regulation S-K;
  * whether 5% or more of the shares in the offering are directed to one person or organization; and

- whether disclosure under Item 404 of Regulation S-K is required with respect to participation in the directed share program by any party.

We may have further comments based upon your response.

2.   Your response to prior comment 9 states that "Invitees will . . . receive paperwork to complete to open a brokerage account at Stifel in the event the Invitee wants to participate in the Program." Please supplementally clarify whether such accounts will be general purpose accounts or accounts specifically earmarked for this offering. If the latter is the case, please tell us whether any account funding is allowed prior to effectiveness of the registration statement.

Exhibit 5.1

3.   Please arrange for counsel to revise its opinion to quantify the shares of common stock to be offered.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: <u>Via E-mail</u>
Claudia V. Swhier, Esq.